Exhibit 99.1

SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of November 14, 2024 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma”, “Sigma Lithium” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three-month ended September 30, 2024 and 2023. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2023 and 2022 together with the notes thereto, and the unaudited interim financial statements for the three-month ended September 30, 2024 and 2023, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Unless inconsistent with the context, references in this MD&A to the “Company” or “Sigma” are references to the Company and its subsidiaries.

The Company’s principal office address is Avenida Nove de Julho, No. 4,939, room 93 (part), São Paulo – SP, Brazil, and the registered office is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithium.ca, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended & Restated Technical Report dated March 19, 2024, and with an effective date of January 18, 2024 for the resource and reserve estimates in such report (the “Restated Technical Report”).

The Restated Technical Report includes information about the Company’s wholly-owned Grota do Cirilo lithium operations (the “Operations”) in Brazil, such as: (i) the mineral reserve and resource estimates for the Xuxa deposit (“Phase 1”), the Barreiro deposit (“Phase 2”) and the Nezinho do Chicão deposit (“Phase 3” and together with Phase 2, "Phase 2 & 3”); (ii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”); and (iii) the results of the preliminary feasibility study on Phase 2 and 3 (the “Phase 2 and 3 PFS”).

The figures in this MD&A are presented in Canadian dollars and are referred herein as “$”, “C$” or “CAD”.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma Lithium is a commercial producer of high purity, environmentally conscious, lithium concentrate. The Company’s existing Phase 1 operations and planned tripling of capacity through Phase 2 and 3 expansions represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Our assets are located in the municipalities of Araçuaí́ and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of the operating assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), with the leasehold area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations, applications for mineral exploration authorizations) spread over 185 km2, located within the broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao Jose, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Sigma’s operations are vertically integrated, with the Company’s mines supplying spodumene bearing material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed and operated to produce a 5.1% to 6.0% high purity lithium concentrate (“Green Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”), in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process. The Greentech Plant was built after the completion of engineering to the level of Front-End Loading Level 3 (“FEL-3”) stage precision and extensive testing at the Company’s on-site demonstration pilot plant, which had been in operation since late 2018 and ceased operations upon commissioning of the Company’s Phase 1 Greentech Plant.

Sigma is taking a phased approach to its operations, with production at its Phase 1 Greentech Plant and associated mine commencing in April 2023. At 270,000 tonnes per annum of 5.5% lithium oxide concentrate production capacity, Phase 1 has positioned the Company as a globally relevant, Tier-1, concentrate producer. The Company is active in expanding its production footprint having issued a Final Investment Decision (“FID”) on its Phase 2 project on April 1, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5.5% concentrate. The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support two additional production lines, with each of the eventual 3 phases designed to follow a similar flowsheet as demonstrated at Phase 1.

The Sigma Greentech Plants also produce a low-grade, high-purity, zero-chemical, hypofine by-product (“Green By-Products”) at approximately 1.3% lithium oxide (“Li2O”). Depending on market conditions, these Green By-Products can be sold to strengthen Sigma’s ESG-centric approach to pioneer a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream to the Company.

As the Company’s mission statement has been guided by adhering to the highest level of environmental, social and governance (“ESG”) practices since inception in 2012, the Company has developed in a sustainable way. Additionally, the Company is focused on social programs promoting sustainable development, inclusion (including on the Company’s Board of Directors (the “Board”)), and upskilling local people in the region where we operate. As a result, the Company has committed to the strategies outlined in Table 1 below, to advance the development of its operations in a responsible and sustainable way. The Company is proud to report that it has successfully delivered on its “net zero carbon” program through the purchase of carbon credit “in-setting”, achieving “quintuple zero” production from the onset. Over the longer term, Sigma plans to build upon its ESG commitments through more innovative programs including increasing its trucking fleet's fuel consumption to a target of 50% biofuels.

Table 1: Summary of Sigma’s ESG-Driven Decisions & Strategies

Governance	Sustainable Development	Greentech Plant
CEO / Co- Chairpersons: 100% / 50% female (1) Board Independence: 60% independent (2)	Phase 1 built as two pits to preserve seasonal stream	Zero net carbon, tailings dams and hazardous chemicals
Board Committees: Members Independence: 75% independent (3) Board Diversity: 40% female representatives / LGBTQ representation (4)	Social programs / commitment to local hiring and training	Zero potable water use 100% green hydro power

(1) The Company’s CEO is female (100%); and the Board of Directors has two chairpersons whose one (50%) is female.

(2) The Board of directors has five members, and three of them (60%) are independent.

(3) Three of the four Board Committees are chaired by independent directors (75%).

(4) The Board of directors has two members (40%) that represent women and LGBTQ community.

CORPORATE HIGHLIGHTS

Year to date 2024 the Company notes the following corporate highlights:

▪	Sigma Lithium’s Board of Directors issued a FID on the Phase 2 expansion project on April 1, 2024;

▪	The site team has begun wildlife and flora suppression in preparation for broader earthworks;

▪	The Company has completed eight shipments of its quintuple zero green lithium concentrate;

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	On July 9, 2024, the Annual and Special Meeting of Shareholders (“ASM”) took place, where the shareholders approved: (i) the election of the Board, to be comprised of Ana Cristina Cabral, Marcelo Paiva, Bechara S. Azar, Eugênio de Zagottis, and Alexandre Rodrigues Cabral; (ii) the appointment of Grant Thornton Auditores Independentes Ltda. as auditors of the Company for the ensuing year; (iii) amendments to the Company’s general by-law, and (iv) continuance of the Company into the Province of Ontario.

▪	Production in the third quarter totaled 60,237 tonnes, in line with Company guidance of 60,000 tones.

▪	On October 10, 2024, Sigma Lithium signed the final agreement securing a BRL486.8 million development loan from the National Brazilian Bank for Economic and Social Development (“BNDES”) to fund the construction of a second Greentech carbon neutral industrial plant for lithium concentrate at Vale do Jequitinhonha in Brazil. The Company is required to provide a letter of credit (“bank guarantee”) issued by a BNDES registered financial institution in advance of first drawdown.

FINANCIAL HIGHLIGHTS

Year to date 2024 the Company notes the following financial highlights:

▪	As of September 30, 2024, the Company had $88.6 million in cash and cash equivalents;

▪	In 3Q24, the Company recorded a unit cash cost of production on a CIF China basis (includes costs of production, road freight, port-related charges, ocean freight, insurance and royalties but excludes depreciation and depletion related expenses) of $513/tonne, in line with its guidance targets, and consistent with the $515/t reported in 2Q24.

GREENTECH PLANT PRODUCTION HIGHLIGHTS

In the third quarter of 2024, Sigma Lithium celebrated its first full year of commercial production and shipments. Production of its green lithium concentrate totaled 60,237 tonnes, in line with guided levels and a 22% increase sequentially.

As of the date of this MD&A, the Company has achieved the following at its Phase 1 Greentech Plant:

▪	Production for the three months ending September 30, 2024, totaled 60,237 tonnes, bringing production through the first nine months of 2024 to 163,794 tonnes.

▪	Sigma has taken steps at the ROM pad to improve crusher feed consistency and quality.

▪	Greenlit investment in new processing screens to improve Greentech plant efficiencies and recoveries and allow for processing of ultra-fines stockpile. Installation expected in mid 4Q24.

Table 2: Summary of Key Phase 1 Operating Metrics

Key Operating Metrics	Unit	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Production
Green Lithium Production	(kt)(1)	59.9	54.2	49.4	60.2
Grade of Green Lithium shipped	(%)	5.3%	5.4%	5.5%	5.2%
Sales
Green Lithium Concentrate	(kt)(1)	64.7	52.9	52.6	57.5
Total Net Revenue	(C$ million)	51.3	50.4	62.8	28.3
(*) kt (thousands of tons)

Going forward, the Company intends to remain focused on completing the following key workstreams in 2024:

▪	Continue to maximize daily production levels; expect an improvement from screen investment in 4Q24;

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Analyze further opportunities to optimize plant flowsheet to drive better plant throughput and consistency; and

▪	Improve preventive maintenance schedules on the crusher plant to reduce the number of outages or stoppages.

Commercial Agreements

Sigma Lithium made two full, 22,000 tonne, shipments of Green Lithium during the three-month period ended September 30, 2024. These shipments were priced on a provisional basis and were conducted through Mitsubishi Corporation RtM International Pte. Ltd (“Mitsubishi”), a 100% owned subsidiary of Mitsubishi Corporation.

The quarter also included two partial sales. The first was 4,730 tonnes which corresponded to the remaining tonnage needed to fulfill our early July shipment through Glencore AG. Here, the initial 17,270 of this 22,000 tonne boat was booked in the month of June. Sigma Lithium also completed a warehouse transaction of 9,000 at the end of the fiscal third quarter.

All in, the Company sold 57,483 tonnes in the third quarter, bringing total Green Lithium sales through the first nine months of 2024 to 141,540.

Health & Safety

Health and safety remain Sigma’s primary focus at the operating site, and the Company is proud to report the following achievements as of the date:

▪	The alignment of the Health, Safety, and Environment (HSE) operational strategy has been championed, with the objective of translating the values of senior management to the leaders embedded in the operation. Effective communication ensures that everyone involved understands the strategy, its objectives, and their role in its implementation. This clarity helps align efforts and prioritize results.

▪	Weekly organizational meetings are conducted to share best practices. Led by site-based directors, these meetings aim to continually enhance the work environment and the health and safety processes.

▪	The Company upholds employee involvement as a core principle in continuously improving the health and safety system. This commitment is reinforced through the strengthening of the Internal Accident Prevention Committee

▪	SIGMA is delighted to announce that it successfully organized the HSE Best Practices Workshop for Mining and Process Operations beginning in the third quarter. This workshop provided an excellent opportunity for SIGMA and its contractors to showcase their advancements and align on core values.

Over the nine-month ended September 30, 2024, the Company had two recordable cases and a total recorded injury frequency of 1.24 (as per International Council on Mining and Metals (“ICMM”) metric of total recorded cases per worked hours). Days without a Lost Time Injury totaled 443.

MINING HIGHLIGHTS

As of the date of this MD&A, the Company notes the following highlights from the 2024 mining activities:

▪	Ongoing refinement of geo-metallurgical modeling and incorporating a geo-metallurgy structure into the mine team. This is meant to 1) maximize reserve recovery by improving the processability of different types of ore, and 2) link geological modeling with key operational areas;

▪	In drill and blast operations, Sigma has implemented several solutions aimed at mitigating social and environmental impacts, while also improving energy efficiency and fragmentation quality. These efforts are in line with our ongoing commitment to sustainable practices and operational excellence;

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Actively revising mine plan to implement a multi-pit and phase approach, which will optimize the stripping ratio, enhance run of mine (“ROM”) quality, and boost overall mine productivity;

▪	Assessing opportunities to change equipment sizes, aiming to maximize efficiency in terms of both productivity and cost;

▪	Optimization of grade control through improved monitoring of dispatched trucks, avoiding losses and contamination, and minimizing the variability of the plant's feed grade and quality;

Table 3: Total Mined and Processed Material

(kt volume)(1)	Units(2)	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24	2024
Ore mined	dmt	26	124	381	435	967	389	298	397	1,084
Waste mined	dmt	1,596	3,343	2,922	2,533	10,395	4,275	6,365	5,097	15,736
Total material mined	dmt	1,622	3,468	3,303	2,968	11,362	4,663	6,663	5,494	16,820
Ore crushed	dmt	-	108	343	397	848	389	348	416	1,153
Ore processed	dmt	-	81	320	376	777	391	346	368	1,104

(1)kt = thousands of tons ; (2)dmt = dry metric tonnes

Going forward, the Company intends to remain focused on the following workstreams:

▪	Continue to transport stockpiled ore to the ROM pad to ensure sufficient Greentech Plant ore feed on an ongoing basis;

▪	Continue to implement grade control systems to optimize mine and processing recovery during production ramp-up;

▪	Planning to install a new control room, which will enhance ability to monitor and control performance across the mine-to-mill process

Sigma has been employing contract mining, with a third party engaged as the Company’s mining contractor.

PHASE 2 DEVELOPMENT PROGRESS

During the three-month ended September 30, 2024, Sigma advanced the development of its Phase 2 expansion project having completed site land clearing and fauna categorization to make way for formal earthworks and terracing.

As a reminder, on April 1, 2024 the Company announced a FID was made by the Sigma Board of Directors to green light the project and begin earthworks. The Phase 2 expansion is expected to add 250,000 tonnes per annum of 5.5% Green Lithium production capacity. This would bring the total annual lithium oxide concentrate production capacity at Sigma’s Grota do Cirilo operations to 520,000 tonnes.

The capital expenditure (“capex”) total for the second line is expected to be $136MM (FEL3). Sigma is targeting commissioning of the crushing circuit to begin in late 2Q25, with commercial production from Phase 2 starting in the calendar third quarter of 2025.

The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support two additional production lines, including Phase 2. To reduce execution risk, Sigma is deploying a similar engineering flowsheet as demonstrated at Phase 1 and is using most of the same parts suppliers. The Company has taken from its experiences in operating the Phase 1 plant to make upgrades to the Phase 2 design where applicable.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Table 4: Uses of Cash Analysis for Phase 2 Construction

Capex ('000 CAD)	Phase 1 (actual)	Phase 2 (budget)
Industrial Site Construction	22,498	22,258
Earthworks	9,758	9,758
Infrastructure	12,740	12,500
Industrial Plant	93,095	83,773
Crushing System	27,015	28,762
DMS System	42,059	41,779
Assembly Direct and Construction Management	4,120	4,612
Civil Direct and Construction Management	8,988	7,334
Substation	10,912	1,286
Environmental	16,130	14,835
Water Recycling	4,417	4,187
Tailings Dry Stack	6,330	7,671
Sewage & Water	5,383	2,976
R&D Engineering Design	12,393	6,803
Engineering	12,393	6,803
Construction Management	8,762	8,658
Construction Management	7,736	7,421
Procurement	1,026	1,237
(=) Construction Capex	152,878	136,327
Construction Addition	8,380	8,844
Acceleration Plan	8,380	8,844
(=) Total Construction Capex	161,258	145,170
Others	7,568	-202
WC (Spare Parts)	9,534	1,389
VAT Tax Benefit	-1,966	-1,591
(=) Total Capex	168,826	144,968

ESG & SUSTAINABILITY HIGHLIGHTS

Sigma’s mission statement and key focus has been guided by making business decisions in a manner consistent with furthering the UN SDGs and adhering to the highest level of ESG practices.

Specifically, Sigma is focused on the following three pillars: (i) sustainable development; (ii) minimizing the environmental impact of our operations; and (iii) improving the lives of those in and around the region where we operate. Further, the Company remains focused on global leadership to increase awareness of our “green battery metals” approach.

Sigma is proud to report the progress made during the three-month ended September 30, 2024 to advance its social and environmental programs, which have been developed to ensure the sustainable operation of the integrated mining and beneficiation complex and development of the Jequitinhonha Valley region.

Environmental Programs Updates

▪	On April 11, 2024 Sigma Lithium unveiled an ambitious expansion of its Tropical Forest Conservation program. The initiative, aimed at curbing deforestation, entails the creation of a "Conservation Belt Against Deforestation" surrounding the Medio Vale do Jequitinhonha in Brazil. Sigma’s new conservation venture involves the acquisition of land situated 250 kilometers from the Company's operations. Affiliates of the Company are set to procure areas within the tropical forest/Atlantic Forest biome, effectively safeguarding them from potential deforestation for cattle pastures. The targeted region, if deforested, could exacerbate climate change impacts in the already heat-prone Medio Vale do Jequitinhonha.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

By preserving approximately 350 hectares of Atlantic Forest land, in addition to the 340 hectares already conserved, Sigma Lithium aims to protect an equivalent of 7 square kilometers of tropical forest.

▪	The wildfire risk mitigation activities (firebreaks, periodic inspections, and awareness actions) during the dry season were successful. This year, no large-scale fires were recorded in the company’s area.

▪	Three campaigns of polymer application on the surface of waste piles and mining operation areas were carried out. These efforts contributed to effective control of fugitive dust during the dry season.

▪	The company is in the process of planning and contracting hydroseeding, biomats, and native species seedlings for extensive work on the recovery of degraded areas during the upcoming rainy season. These actions are important for the preservation of local biodiversity and for mitigating negative impacts while enhancing positive ones

Social Programs Initiatives & Updates

Sigma’s activities related to its social programs are summarized below.

▪	Microcredit Program: In 2022, Sigma established the largest microcredit program in Brazil, which has been targeted for female entrepreneurs in the Jequitinhonha Valley region. Through this program, the Company encourages sustainable development by providing microcredit loans of R$2,000 per person and providing mentorship programs. The Company is proud to report that as of the date of this MD&A, 2,258 female entrepreneurs have enrolled in the program, 1,892 videoconferences have been held, 4,388 interactions via mobile messaging or video conferences with their business advisors and 1,592 participants have already received the microcredit. This program advances the goals of UN SDGs #5 (Gender Equality), #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

▪	Zero Drought for Small Holder Farmers Program: In 2023, the Company announced the “Zero Drought for Small Holder Farmers” program consisting of the construction of 1,000 small rainwater capture structures in the municipality of Itinga and another 1,000 in the municipality of Araçuaí, totalizing 2,000 structures in the mid Jequitinhonha Valley region. As of the date of this MD&A, 700 rainwater capture basins have been built in the municipality of Itinga and 700 in the municipality of Araçuaí. These water capture basins are dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the dry periods and contribute to increasing the volume of water that will feed the region’s aquifers. Total investment by the Company is expected to be up to R$4,000,000 (R$2,000 per structure) to be spent through 2024. The Company will donate to the municipalities structures which will be built via third-party contractors to support the need. The municipalities completed the geolocation studies for the allocation of the structures.

▪	Water For All Program: To further combat the impacts of water scarcity in the Jequitinhonha Valley region, the Company provided 151 water tanks to date for residents located in the surrounding areas of the Greentech Plant. The drinking water tanks are refilled monthly with the support of tanker trucks and staff provided by Sigma. By September, we have completed 14 months of water supply in the neighboring communities. This program advances the goals of UN SDG #6 (Clean Water and Sanitation).

▪	Combating Violence Against Women Program: The Company introduced a program, in partnership with the Justice Court of the state of Minas Gerais, targeting domestic abuse against women in the Jequitinhonha Valley region. This program advances the goals of UN SDGs #5 (Gender Equality) and #11 (Sustainable Cities and Communities).

▪	Homecoming Employment Program: Sigma remains committed to prioritizing employing local people to the Jequitinhonha Valley region. The Company is proud to report that it continued to make progress on this initiative, having 98% of the employees living in the region and 71% natives up to Abril 2024. This program advances the goals of UN SDGs #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Education Program for Mining Technicians Program: In order to support the Homecoming Employment Program, Sigma established a partnership between the Federal University of Vales do Jequitinhonha e Mucuri (Campus Janaúba) and the Federal Institute of Education of Araçuaí in January 2022, establishing the first program to train mining technicians in the region. The educational program will be taught by ten teachers over a three-year period with a workload of approximately 1,200 hours. Sigma is proud to announce that as of the date of this MD&A, 40 persons local to the Jequitinhonha Valley region have enrolled in the program and are expected to graduate in 2024, after which the Company hopes they will join the Company’s operational team. This program advances the goals of UN SDGs #4 (Quality Education) and # 17 (Partnership for the Goals).

▪	Zero Hunger Action Program: The Company remained dedicated to humanitarian relief action, continuing to deliver food baskets per year, being 600 per month, commitment done during 2021 at the height of the Covid-19 pandemic for the vulnerable families in the Vale do Jequitinhonha region. The Company continues delivering 600 food baskets per month, during 2022 delivered such 7,200 food baskets, 6,761 in 2023 and 1,800 food baskets during nine-month period ended September 30, 2024. This program advances the goals of UN SDGs #1 (No Poverty), #2 (Zero Hunger) and # 17 (Partnership for the Goals).

▪	Being a Child Program: During the second quarter of 2023, the Company committed to a series of initiatives to help promote sustainable development in the communities of Poço Dantas, Ponte do Piauí and Taquaral Seco, located relatively close to the enterprise. Sigma financed the renovation and expansion of a school in the community, which benefits approximately 30 local children, delivered in January of 2024. In December 2023, Sigma refurbished the outdoor sports court, which will help promote sports and community building in the area.

Another partnership between Sigma Lithium and Itinga City Hall, through the municipality's Department of Education and Culture, is promoting after-school classes at Escola Municipal Nuno Murta, in the community of Poço Dantas.

In addition to the after-school project for children in Poço Dantas, Sigma launched, in October 2024, the literacy program for young people and adults, benefiting people who did not have the opportunity to learn to read and write during their lives.

Started in June 2024, Escola Municipal José Gonçalves, located in the municipality of Araçuaí and which serves several rural communities, is also benefiting from after-school activities. Musicality, body expression and cultural references from the Jequitinhonha Valley permeate the activities that will be conducted at the school with more than 200 students. The project is conducted in partnership with Araçuaí City Hall, through the Department of Education.

Following the social investment strategy, which seeks to contribute to strengthening education in the territory where Sigma is present, in July 2024 and in partnership with the Department of Education and Culture, the Company refurbished the Vira-Mundo nursery school in the city of Itinga. The action will benefit more than 70 children aged 0 to 6, allowing them to have access to pedagogical development activities and a much safer and more comfortable structure at the school. In addition to the children, parents who work at Sigma and in other activities in the municipality will also benefit from this additional contribution from the Company.

▪	Sigma Visit Program "Open Doors" - With the aim of strengthening relationships with its stakeholders and sharing the good practices it has developed, in November 2023 Sigma began its visit program by welcoming technical courses in Taquaral de Minas, Itinga district and neighboring communities. In partnership with operations, geology and the environment departments, the social area conducts a structured program of visits to the company's operations. The program prioritizes neighboring communities and schools with technical training. There are two visits a month with groups of up to 30 people. Until June 2024, more than 200 people visited Sigma´s operation. This program advances the goals of UN SDGs #4 (Quality Education), #12 (Responsible Production and Consumption) and #13 (Climate Change).

▪	Human Rights Agenda - Sigma approved its Human Rights Policy in 2024, with the aim of defining principles and guidelines so that its actions take place in respect of internationally recognized human rights in the development of its activities, partnerships and in its value chain, in all regions where is present throughout the entire life cycle of your projects.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The company also joined the UN Global Compact in Brazil and is now an active member of the institution. The Global Compact states that companies must support and respect the protection of internationally recognized human rights and must ensure that they are not violating these rights.

In addition, Sigma has promoted internal events and workshops to raise awareness and training in relation to the human rights agenda. The training includes directors, managers, analysts and the entire staff, in addition to also expanding to outsourced companies, reinforcing the company's commitment to its value chain.

▪	Grievance Mechanism: In light with the UN Guiding Principles on Business and Human Rights, Sigma Lithium has a channel for handling complaints and manifestations (Grievance Mechanism) from interested parties, offering a customer service team and a manifestation management system, in addition to being prepared for the receipt, analysis, processing and feedback for the manifestations received. The system has:

⮚	24/7 customer service team: 0800 channel, WhatsApp, email, receptive and active.

⮚	Certified and secure manifestation management system, which allows recording of receipt, analysis, processing and returns.

⮚	Service procedures, in accordance with human rights guidelines and main international and national indicators for managing the mechanism (adapted to accommodate people with special needs and accept anonymous calls).

Sigma Lithium’s goals with the manifestation channel are:

⮚	Expanded knowledge of the demands of society in general.

⮚	Reception and forwarding of social events.

⮚	Improvement of the organization's way of doing things, through the inputs provided by registering complaints and grievances.

⮚	Anticipation of scenarios for mitigating crises/social conflicts, based on monitoring indicators and defining goals.

⮚	Contribution to the construction of relevant organizational and relationship strategies, for continuous improvement of the ability to communicate with stakeholders and forward solutions

⮚	Improved relationships and dialogue to increase credibility with interested parties, generating shared value.

Engaging and listening to local communities

Since the beginning of implementation, the Company has maintained a permanent dialogue with the residents of the territory where it operates. Face-to-face dialogue meetings were established together with the local community, to discuss topics of interest to everyone. At each opportunity for dialogue, Sigma works with internal experts to understand the manifestations, demands, suggestions and others, strengthening dialogue and transparency between the company and the local population. Subsequently and jointly, solutions are discussed, issues of interest to communities are addressed and results are monitored.

The Company also relies on the work of a team specialized in human rights, community relations and social dialogue, who visit residents and monitor the progress of social projects and ongoing engagement with these communities. In addition to face-to-face meetings with neighboring communities, the Company launched a demonstration system to receive free phone calls and WhatsApp messages, which operates 24 hours a day, every day of the week. The channel is adapted to serve people with special needs and accepts anonymous calls.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Sigma Lithium has always maintained an open and frank dialogue with communities. With these new communication channels, the Company gets even closer to communities and strengthens dialogue between parties, expanding active listening and contributing to local development. All dialogue initiatives follow the main global human rights guidelines of the UN (United Nations) and other national and international organizations and institutions.

Governance Programs Updates

▪	Sigma approved a new version of the Company’s Code of Ethics in Portuguese on March 18, 2024. This updated Code of Ethics will be disseminated to all employees and accompanied by training sessions throughout 2024. Sigma is committed to operating with integrity and is strengthening its Code of Ethics across all levels and jurisdictions, as part of efforts to foster a culture of controls and compliance.

▪	The Company also approved a supplier’s code of ethics on March 18, 2024, establishing rules for the relationship of the suppliers with our employers, authorities, and communities. All suppliers that enter into an agreement with Sigma Brazil are bound to comply with such code.

▪	On July 9, 2024, Sigma held its Annual and Special Meeting of Shareholders (“ASM”) where the shareholders of the Company approved the reappointment of Bechara S. Azar and Alexandre Rodrigues Cabral as Independent Directors, as well as the reappointment of Ana Cabral-Gardner and Marcelo Paiva as Directors and Co-Chairpersons of the Board. Mr. Eugênio de Zagottis was also appointed as new Independent Directors. The previous independent Directors of the Company, including Cesar Chicayban and Lucas Melo, did not stand for reelection to the Board.

▪	Mr. Eugênio de Zagottis, new Independent Director of the Company, brings extensive experience in strategic and financial leadership. With a strong background at Raia Drogasil Saúde, Eugênio led key initiatives as Executive Vice President responsible for Investor Relations, Corporate Planning, and Business Development, in addition to overseeing RD Ventures and RD Brands. His expertise includes leadership in corporate finance, business development, corporate venture capital, and mergers and acquisitions, making him a valuable asset to our Board. In addition to his experience at Raia Drogasil Saúde, Eugênio has served on several prominent boards, including Abrafarma, Stix, 4Bio, and Petlove, where he has significantly contributed to growth and innovation. His role as an independent board member at Petlove highlights his ability to bring an unbiased and strategic perspective, essential for effective governance and decision-making on our board. Eugênio also holds an MBA from the University of Michigan, focusing on strategy, finance, and marketing, complementing his solid professional background. His professional journey, which includes tenures at McKinsey and Arthur Andersen, demonstrates his ability to lead significant strategic moves, such as private equity fundraising, IPOs, and mergers. With Eugênio's addition to our board, we expect to further strengthen our corporate strategy and accelerate our growth in the market.

▪	The members of the Company’s internal committees have been renewed following the appointment of the new Board during the Company’s ASM held on July 9, 2024. The current composition of the Company’s internal committees is as follows:

•	Audit, Finance and Risk Committee (formerly named Audit Committee): comprised of Eugênio de Zagottis (Chairperson), Alexandre Rodrigues Cabral and Bechara Azar, so as to be comprised entirely of Independent Directors.

•	People and Governance Committee (formerly named Corporate Governance, Nomination and Compensation Committee): comprised of Marcelo Paiva (Chairperson), Eugênio de Zagottis and Bechara Azar.

•	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chairperson), Ana Cabral-Gardner, and Maria José Salum.

•	Technical Committee: comprised of Alexandre Rodrigues Cabral (Co-Chairperson), Vicente Lobo (Co-Chairperson), Bechara Azar, Ana Cabral-Gardner and Marcelo Paiva.

▪	Rogério Marchini Santos was hired on August 12, 2024, and was promoted to the role of CFO on September 16, 2024. Mr. Marchini is a prominent executive in Brazil, with a deep experience of more than 24 years in finance. For the last seven years Mr. Marchini was the CFO of Origo, a private equity portfolio company of TPG International in the energy transition space, leading a 40-person team through business transformation from start-up to final monetization. Mr. Marchini also served as Director of Finance at Embraer where he worked for 13 years (the leading regional aircraft manufacturer and exporter).

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

REGULATORY & LICENSING UPDATES

Licensing Updates

On January 31, 2024 Sigma was awarded its preliminary license, along with the installation license and an operational license (“LP", “LI” and “LO”, respectively) to install and operate its second Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval by all members of the independent environmental board (COPAM), including the vote of the board members representing the NGOs. COPAM is the board responsible for voting and awarding environmental licenses in the State of Minas Gerais. The obtainment of the LP, LI and LO for its second Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

Litigation Updates

On March 18th, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021 relating to offtake arrangements for the purchase of lithium concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company hired Cadwalader, Wickersham & Taft LLP (CWT) and believes the claims are without merit and intends to defend its interests vigorously. Sigma’s counsel (CWT) has formally attributed the probability of LG prevailing in this arbitration as remote.

In May 2023, a former secondee of the Company illegally accessed and downloaded confidential information relating to the Company from a virtual data room hosted by a third party. Such information may have been shared with another individual who was formerly employed by the Company. This event was not a cybersecurity issue. After becoming aware, the Company took steps to prevent any further unauthorized access to the data room. The Company is not aware that any of the confidential information has been shared with any additional third parties. The Company has filed a lawsuit in U.S. federal court and in New York State court against the individuals involved in the misappropriation of the information seeking a return of all of such information and compensatory and exemplary damages. Based on the information available to date, the Company believes that this was an isolated incident and believes that it has taken appropriate steps to prevent a similar occurrence in the future.

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

SELECTED FINANCIAL INFORMATION

Selected consolidated financial information is as follows:

Financial Position

As of September 30, 2024 compared to Year Ended December 31, 2023

Financial Position	September 30,			December 31,
(in C$ 000s)	2024	Change		2023
Cash and cash equivalents	88,645	24,242	37.6%	64,403
Trade accounts receivable	20,109	(9,584)	(32.3)%	29,693
Inventories	22,394	2,952	15.2%	19,442
Advance to suppliers	11,323	4,261	60.3%	7,062
Accounts receivable from related parties	12	(2)	(14.3)%	14
Prepaid expenses and other assets	2,532	(1,848)	(42.2)%	4,380
Recoverable VAT and other taxes	11,029	(6,653)	(37.6)%	17,682
Total current assets	156,044	13,368	9.4%	142,676

Loans and accounts receivable from related parties	16,760	3,600	27.4%	13,160
Prepaid expenses and other assets	-	(66)	(100.0)%	66
Recoverable VAT and other taxes	2,099	2,099	100.0%	-
Deferred income tax and social contribution	10,973	8,903	430.1%	2,070
Cash held as collateral	15,564	295	1.9%	15,269
Property, plant and equipment	224,945	(14,797)	(6.2)%	239,742
Deferred exploration and evaluation expenditure	72,062	(2,193)	(3.0)%	74,255
Total non-current assets	342,403	(2,159)	(0.6)%	344,562
Total assets	498,447	11,209	2.3%	487,238

Suppliers	47,645	(12,181)	(20.4)%	59,826
Loans and export prepayment	94,573	65,666	227.2%	28,907
Lease liability	1,658	(474)	(22.2)%	2,132
Prepayment from customers	8,247	6,093	282.9%	2,154
Taxes payable	13,441	(125)	(0.9)%	13,566
Accounts payable	9,951	(1,375)	(12.1)%	11,326
Payroll and related charges	7,819	5,291	209.3%	2,528
Legal contingencies	87	87	100.0%	-
Other liabilities	1,830	(104)	(5.4)%	1,934
Total current liabilities	185,251	62,878	51.4%	122,373

Loans and export prepayment	150,274	8,275	5.8%	141,999
Lease liability	2,545	(1,050)	(29.2)%	3,595
Taxes payable	5,418	5,280	3,826.1%	138
Legal contingencies - Long term	2,269	2,269	100.0%	-
Labor provision	1,168	155	15.3%	1,013
Asset retirement obligations	3,630	(206)	(5.4)%	3,836
Total non-current liabilities	165,304	14,723	9.8%	150,581

Share capital	423,499	37,464	9.7%	386,035
Stock-based compensation reserve	32,542	(26,432)	(44.8)%	58,974
Accumulated other comprehensive income (loss)	(17,090)	(19,122)	(941.0)%	2,032
Accumulated losses	(291,059)	(58,302)	25.0%	(232,757)
Total shareholders' equity	147,892	(66,392)	(31.0)%	214,284
Total liabilities and shareholders' equity	498,447	11,209	2.3%	487,238

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Company’s total assets and liabilities showed the main following changes when compared the outstanding balances on September 30, 2024 to December 31, 2023:

•	trade accounts receivable decreased by $9.6 million, or 32.3%, to $20.1 million as at September 30, 2024 from $29.7 million as at December 31, 2023 due to the receipt of the final invoice for shipments made in 2023 and the partial receipt of shipments made in the third quarter.

•	inventories increased by $2.9 million, or 15.2%, to $22.4 million as at September 30, 2024 from $19.4 million as at December 31, due to the acquisition of spare parts.

•	an increase of $4.3 million, or 60.3%, to $11.3 million as at September 30, 2024 from $7.1 million as at December 31, 2023 in advances to suppliers related to the purchase of consumable materials and services.

•	a decrease of $6.7 million, or 37.6%, to $11.0 million as at September 30, 2024, from $17.7 million as at December 31, 2023, in recoverable VAT and other taxes, mainly due to the use of federal credits of $12.1 million and the transfer of VAT credits to non-current in the amount of $2.1 million, partially offset by new federal credits generated by the Company’s operations in the amount of $8.2 million

•	an increase of $8.9 million, or 430.1%, in deferred income tax and social contribution to $11.0 million as at September 30, 2024 from $2.1 million at December 31, 2023, related to temporary tax differences, mainly unrealized exchange rate variations.

•	an increase of $3.6 million, or 27.4%, in loans and accounts receivable from related parties to $16.8 million as at September 30, 2024 from $13.2 million at December 31, 2023 due to new payments for the loan agreement with Tatooine.

•	a decrease of $14.8 million, or 6.2%, in property, plant and equipment to $224.9 million at September 30, 2024 from $239.7 million at December 31, 2023, due to the following factors: (i) foreign currency translation adjustment of subsidiaries in the amount of $22.3 million and $11.9 million in depreciation of the assets, which were partially offset by additions of $22.4 million in the period;

•	a decrease of $12.2 million, or 20.4%, in suppliers to $47.6 million at September 30, 2024 from $59.8 million at December 31, 2023 due to a reduction in purchases of materials and services in the normal course of business as a measure to cut costs;

•	an increase of $73.9 million, or 43.3%, to $244.8 million at September 30, 2024 from $170.9 million at December 31, 2023 in loans and export prepayment in current and non-current liabilities due to new lines of credit of export prepayment trade finance of $214.4 million and foreign currency variation of $28.7 million, partially offset by the payment of interest in the amount of $20.5 million on the long-term export prepayment and export prepayment trade finance and repayment in the amount of $150.0 million of export prepayment trade finance; and

•	Non-current taxes payable increased by $5.3 million, to $5.4 million at September 30, 2024 from $0.1 million at December 31, 2023 due to new tax installments agreements which in their majority mature in 60 months.

Results of Operations

Three-Month Period Ended September 30, 2024 compared to Three-Month Period Ended June 30, 2024

The following table summarizes the items that resulted in the net loss for three-month periods ended September 30, 2024 and June 30,2024:

Results of Operations	For the three-month ended
(in C$ 000s)	9/30/2024	6/30/2024	Change
Sales revenue	59,887	73,903	(14,016)
Provisional price adjustments	(31,612)	(11,046)	(20,566)
Total sale revenue	28,275	62,857	(34,582)
Cost of goods sold	(39,733)	(40,712)	979
Sales expenses and commissions	(535)	(515)	(20)
General and administrative expenses	(7,163)	(6,297)	(866)
Other operating income (expenses), net	(416)	(4,966)	4,550
Stock-based compensation	(1,871)	(2,656)	785
Financial income (expenses), net	(11,555)	(25,498)	13,943
Income Tax and Social Contribution	(1,248)	2,966	(4,214)
Net loss for the period	(34,246)	(14,821)	(19,425)

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SIGMA LITHIUM CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The higher net loss for the three-month period ended September 30, 2024 when compared to the three-month period ended June 30, 2024 is primarily attributable to:

Sales revenues

Sales revenue	For the three-months ended
(in C$ 000s)	30/09/2024	30/06/2024	Change
High grade lithium concentrate	59,531	70,756	(11,225)
Green By-Products	-		-
Freight service	356	3,147	(2,791)
Sales revenue	59,887	73,903	(14,016)
Provisional price adjustment within current year	(21,186)	2,287	(23,473)
Provisional price adjustment for shipments of previous year	(10,426)	(13,333)	2,907
Total sales revenue	28,275	62,857	(34,582)

The Company’s sales volume in the three-month period ended September 30, 2024 totaled 57.5 kt of Green Lithium compared to 52.6 kt in the three-month period ended June 30, 2024, with total sales revenue of $59.9 million in the three-month period ended September 30, 2024 compared to $73.9 million in the three-month period ended June 30, 2024. The total sales revenue for the three-period ended September 30, 2024 totaled $28.3 million as a result of provisional price adjustment due to the decrease of average prices realized in the period. The final value at settlement may differ from the initial book value, and changes in said value are monitored in the futures market and any provisional pricing adjustments are recognized as revenue in the statement of loss

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Cost of Goods Sold

The following table summarizes the Company’s cost of goods sold for the three-month periods ended September 30, 2024 and June 30, 2024:

Cost of goods sold	For the three-month ended
(in C$ 000s)	9/30/2024	6/30/2024	Change
Mining costs
Salaries and benefits	(1,109)	(1,124)	15
Mining service providers	(7,703)	(8,042)	339
Blasting and fuels	(8,114)	(7,607)	(507)
Equipment rental	(125)	(132)	7
Others	(1,628)	(1,464)	(164)
Total	(18,679)	(18,369)	(310)

Processing costs
Salaries and benefits	(4,170)	(3,670)	(500)
Fuels	(403)	(398)	(5)
Consumables	(958)	(736)	(222)
Equipment rental	(565)	(414)	(151)
Utilities	(304)	(354)	50
Plant Services	(1,380)	(1,627)	247
Equipment Services	-	(34)	34
Insurance	(522)	-	(522)
Mobile Crusher	(1,984)	(193)	(1,791)
Others	(1,601)	(1,122)	(479)
Total	(11,887)	(8,514)	(3,373)

Distribution costs
Freight	(2,843)	(2,976)	133
Insurance	(22)	(23)	1
Warehouse	(240)	(244)	4
Port Operations	(892)	(1,036)	144
Expedition	(198)	-	(198)
Freight Maritime	(56)	(3,236)	3,180
Demurrage	(62)	(374)	312
Other	(90)	-	(90)
Total	(4,403)	(7,889)	3,486

Royalties
Royalties	(881)	(1,822)	941
Total	(881)	(1,822)	941

Depletion and Depreciation
Depletion	(1,742)	(1,464)	(278)
Depreciation	(2,141)	(2,654)	513
Total	(3,883)	(4,118)	235
Cost of goods sold total	(39,733)	(40,712)	979

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Total costs of goods sold remained flat with a slight decrease of $1.0 million, or 2.4%, to $39.7 million for the three-month period ended September 30, 2024 from $40.7 million for the three-month period ended June 30, 2024.

Sales Expenses and Commissions

The Company’s total sales expenses and commissions remained flat to $0.54 million for the three-month period ended September 30, 2024 from $0.52 million for the three-month period ended June 30, 2024.

General and Administrative Expenses

General and administrative expenses	For the three-month ended
(in C$ 000s)	9/30/2024	6/30/2024	Change
Salaries and benefits (CEO and CFO)	(405)	(460)	55
Salaries and benefits (Staff)	(1,388)	(1,256)	(132)
Legal	(1,453)	(1,197)	(256)
Travel	(791)	(686)	(105)
Accounting services	(42)	(108)	66
Audit services	(402)	(106)	(296)
Insurance (D&O)	(736)	(772)	36
Public company costs, business development and investor relations	(671)	(1,126)	455
Taxes and fees	(32)	(7)	(25)
Severance	(428)	-	(428)
Depreciation	(29)	(31)	2
Others	(786)	(548)	(238)
General and administrative expenses total	(7,163)	(6,297)	(866)

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The general and administrative expenses increased slightly by $0.9 million, or 13.8%, to $7.2 million for the three-month period ended September 30, 2024 from $6.3 million for the three-month period ended June 30, 2024 due to net higher expenses incurred in the normal course of business.

Other Operating Income (Expenses), Net

Other operating income (expenses)	For the three-month ended
(in C$ 000s)	9/30/2024	6/30/2024	Change
ESG (“Environmental Social Governance”) expenses
Salaries and benefits (ESG)	(393)	(458)	65
Accrual for contingencies	(44)	(2,696)	2,652
Taxes and fees	-	(1,349)	1,349
Social programs	(212)	(235)	23
Instituto Lítio Verde	(191)	(677)	486
Others	424	449	(25)
Other Operating Income (expenses), net total	(416)	(4,966)	4,550

Other operating income and expenses decreased by $4.5 million, or 91.6%, to $0.4 million of expense for the three-month period ended September 30, 2024 from $5.0 million of expense for the three-month period ended June 30, 2024 primarily due to $2.7 million of provision for labor contingencies and $1.3 million of withholding taxes and fees recognized in the three-month period ended June 30, 2024

Stock-based compensation

The decrease of $0.9 million in stock-based compensation to $1.8 million for the three-month period ended September 30, 2024 from $2.7 million for the three-month period ended June 30, 2024 is due to a decrease in the weighted average grant date fair value of the restricted shares units.

Financial income (expenses), net

Refer to the table below for a summary of the Company’s net financial income and expenses for the three-month periods presented:

Financial income (expenses), net	For the three-month ended
(in C$ 000s)	9/30/2024	6/30/2024	Change
Financial income	496	2,451	(1,955)

Financial expenses
Interest on Loans and export prepayment	(7,817)	(7,383)	(434)
Interest and late payment penalties on taxes	(50)	125	(175)
Fair value of leases	(73)	(71)	(2)
Taxes on foreign currency transactions	(2)	(90)	88
Fair value asset retirement obligation	(51)	(55)	4
Foreign exchange fees	(2,640)	-	(2,640)
Other expenses	(1,140)	(429)	(711)
Total	(11,773)	(7,903)	(3,870)

Foreign exchange variation on net assets	(278)	(20,046)	19,768
Financial income (expenses), net total	(11,555)	(25,498)	13,943

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Net financial expenses decreased by $13.9 million, or 54.7%, to $11.6 million of expenses for the three-month period ended September 30, 2024 from $25.5 million for the three-month period ended June 30, 2024 due to the following primary factors:

•	a decrease in foreign exchange variation loss on net assets of $19.8 million, to $0.3 million in the three-month period ended September 30, 2024 from $20.0 million in the three-month period ended June 30, 2024 due to the Brazilian Real appreciation in the period.

•	an increase in other expenses of $3.4 million, to $3.8 million in the three-month period ended September 30, 2024 from $0.4 million in the three-month period ended June 30, 2024 due to $1.1 million in commissions fee and $1.5 million of taxes on financial operations incurred in the period.

•	a decrease in financial income of $1.9 million, to $0.5 million in the three-month period ended September 30, 2024 from $2.4 million in the three-month period ended June 30, 2024, due to lower financial investments.

Non-GAAP Measure

a)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

The adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact in net loss. Since this item is a non-cash effect, the reconciliation below is necessary and relevant for understanding the Company´s EBITDA measurement.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Adjusted EBITDA is a non-GAAP measure, which is calculated using net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) interest on loans and export prepayment agreement, on taxes and on leases, and (iii) income taxes as shown in the reconciliation below:

EBITDA - Reconciliation	Three-Month Period Ended		Nine-Month Period Ended
(in C$ 000s)	9/30/2024	6/30/2024	9/30/2024
Net loss for the period	(34,246)	(14,821)	(58,302)
(+) Depreciation and depletion	3,912	4,149	12,682
(+) Financial income (expenses), net	11,555	25,498	46,557
(+) Income taxes	1,247	(2,966)	(2,304)
EBITDA	(17,532)	11,860	(1,367)
(+) Stock-based compensation	1,871	2,656	7,594
Adjusted EBITDA	(15,661)	14,516	6,227
Adjusted EBITDA (%)*	55.39%	23.09%	4.40%

* For the adjusted EBITDA (%) the Company consider the amount of the adjusted EBITDA over the net revenue, which represents net revenue of $28,275 for the three-month period ended September 30, 2024, $62,857 for the three-month period ended June 30, 2024 and $141,540 for the nine-month period ended September 30, 2024).

b)	General and administrative expenses split between ongoing and one-off and certain other expenses

The Company’s management separated the general and administrative expenses per nature in ongoing and one-off and certain other expenses since the Company incurred a number of those one-off and certain other expenses that are not expected to be incurred continuously. The table below shows the separate information of the ongoing and one-off expenses incurred in the period. For the three-month period ended September 30, 2024, the Company incurred one-off and certain other expenses in the amount of $1.5 million, mainly legal expenses.

	Three-Month Period Ended September 30, 2024			Three-Month Period Ended June 30, 2024
General and administrative expenses (in C$ 000s)	Total	One-off and certain other expenses	Ongoing	Total	One-off and certain other expenses	Ongoing
Salaries and benefits (CEO and CFO)	(405)	-	(405)	(460)		(460)
Salaries and benefits (Staff)	(1,388)	-	(1,388)	(1,256)		(1,256)
Legal	(1,453)	(1,066)	(387)	(1,197)	(892)	(305)
Travel	(791)	-	(791)	(686)	42	(728)
Accounting services	(42)	(6)	(36)	(108)	(96)	(12)
Audit services	(402)	-	(402)	(106)		(106)
Insurance (D&O)	(736)	-	(736)	(772)		(772)
Public company costs, business development and investor relations	(671)	(3)	(668)	(1,126)	(37)	(1,089)
Taxes and fees	(32)	-	(32)	(7)		(7)
Severance	(428)	(428)		-	-	-
Depreciation and depletion	(29)	-	(29)	(31)		(31)
Others	(786)	(14)	(772)	(548)	(25)	(523)
General and administrative expenses	(7,163)	(1,517)	(5,646)	(6,297)	(1,008)	(5,289)

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Three-Month Period Ended September 30, 2024 compared to Three-Month Period Ended September 30, 2023

The following table summarizes the items that resulted for three-month periods ended September 30, 2024 and 2023:

Results of Operations	For the three-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Sales revenue	59,887	129,925	(70,038)
Provisional price adjustments	(31,612)	-	(31,612)
Total sales revenue	28,275	129,925	(101,650)
Cost of goods sold	(39,733)	(47,096)	7,363
Sales expenses and commissions	(535)	(63)	(472)
General and administrative expenses	(7,163)	(16,581)	9,418
Other operating income (expenses), net	(416)	(1,879)	1,463
Stock-based compensation	(1,871)	2,392	(4,263)
Financial income (expenses), net	(11,555)	(10,664)	(891)
Income Tax and Social Contribution	(1,248)	(7,149)	5,901
Net loss for the period	(34,246)	48,885	(83,131)

The net loss for the three-month period ended September 30, 2024 when compared to the three-month period ended September 30, 2023 is primarily attributable to:

Sales revenue

Revenues	For the three-months ended
(in C$ 000s)	30/09/2024	30/09/2023	Change
High grade lithium concentrate	59,531	125,924	(66,393)
Green By-Products	-	4,001	(4,001)
Freight service	356		356
Sales revenue	59,887	129,925	(70,038)
Provisional price adjustment within current year	(21,186)	-	(21,186)
Provisional price adjustment for shipments of previous year	(10,426)		(10,426)
Total sales revenue	28,275	129,925	(101,650)

The Company’s sales volume in the three-month period ended September 30, 2024 totaled 57.5 kt of Green Lithium compared to 37.9 kt in the three-month period ended September 30, 2023, with total sales revenue of $59.9 million in the three-month period ended September 30, 2024 compared to $129.9 million in the three-month period ended September 30, 2023. The total revenue for the three-period ended September 30, 2024 totaled $28.3 million as a result of provisional price adjustment due to the decrease in average prices realized in the period as well as lower provisional price adjustments. The final value at settlement may differ from the initial book value, and changes in said value are monitored in the futures market and any provisional pricing adjustments are recognized as revenue in the statement of loss.

| 20

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Cost of Goods Sold

The following table summarizes the Company’s cost of goods sold for the three-month period ended September 30, 2024 and 2023.

Cost of goods sold	For the three-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Mining costs
Salaries and benefits	(1,109)	(259)	(850)
Mining service providers	(9,400)	(9,022)	(378)
Blasting and fuels	(6,416)	(4,603)	(1,813)
Equipment rental	(125)	(568)	443
Others	(1,629)	6	(1,635)
Total	(18,679)	(14,446)	(4,233)

Processing costs
Salaries and benefits	(4,170)	(1,781)	(2,389)
Fuels	(403)	(1,775)	1,372
Consumables	(958)	(7,568)	6,610
Equipment rental	(565)	(2,315)	1,750
Taxes and fees	-	(294)	294
Utilities	(304)	(105)	(199)
Plant Services	(1,380)	-	(1,380)
Equipment services	-	-
Insurance	(522)	-	(522)
Mobile Crusher	(1,984)	-	(1,984)
Others	(1,601)	(915)	(686)
Total	(11,887)	(14,753)	2,866

Distribution costs
Freight	(2,843)	(8,814)	5,971
Insurance	(22)	-	(22)
Warehouse	(240)	-	(240)
Port Operations	(892)	(1,090)	198
Freight Maritime	(198)	-	(198)
Expedition	(56)	-	(56)
Demurrage	(62)	-	(62)
Others	(90)	-	(90)
Total	(4,403)	(9,904)	5,501

Royalties
Royalties	(881)	(3,726)	2,845
Total	(881)	(3,726)	2,845

Depletion and Depreciation
Depletion	(1,742)	(1,737)	(5)
Depreciation	(2,141)	(2,530)	389
Total	(3,883)	(4,267)	384
Cost of goods sold total	(39,733)	(47,096)	7,363

| 21

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Total costs of goods sold decreased by $7.4 million, or 15.6%, to $39.7 million for the three-month period ended September 30, 2024 from $47.1 million for the three-month period ended September 30, 2023, mainly due to higher efficiency in operating the Greentech Plant, which triggered lower processing costs in $3.2 million and lower distribution costs in $5.5 million, partially offset by an increase in the mining costs of $4.2 million. The Company implemented a new cost center structure as from January 1st, 2024, which permitted a better allocation of costs per nature and, accordingly, certain costs have been reordered in the three-month period ended September 30, 2024 as compared to the three-month period ended September 30, 2023.

In addition, the Company's sales are also subject to royalty payments, which amounted to $0.9 million in the three-month period ended September 30, 2024, a decrease of $3.7 million compared to the same period of 2023.

Sales Expenses and Commissions

The Company’s total sales expenses and commissions in the three-month period ended September 30, 2024 amounted to $0.5 million whereas in the three-month period ended September 30, 2023 the Company had recognized the sales commission as part of salaries and social charges of a commercial consultant.

General and Administrative Expenses

General and administrative expenses	For the three-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Salaries and benefits (CEO and CFO)	(405)	(252)	(153)
Salaries and benefits (Staff)	(1,388)	(4,986)	3,598
Legal	(1,453)	(2,254)	801
Travel	(791)	(1,137)	346
Accounting services	(42)	(328)	286
Audit services	(402)	(434)	32
Insurance (D&O)	(736)	(546)	(190)
Public company costs, business development and investor relations	(671)	(1,760)	1,089
Taxes and fees	(32)	(354)	322
Severance	(428)	-	(428)
Depreciation	(29)	(47)	18
Others	(786)	(4,483)	3,697
General and administrative expenses total	(7,163)	(16,581)	9,418

The general and administrative expenses of $7.2 million decreased by $9.4 million in the three-month period ended September 30, 2024 as compared to $16.6 million in the same period of 2023.

The main factors for this decrease include a $3.6 million decrease in salaries and benefits (staff) and a $0.3 million decrease in taxes and fees, as a result of the cost structure revision performed at the end of 2023. Additionally, the Company incurred in $0.8 million lower legal expenses, as well as $1.1 million lower marketing, business development and investor relations expenses, attributable to the higher use of those services in the three months ended September 30, 2023.

Other Operating Income (Expenses), Net

Other operating income (expenses)	For the three-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
ESG (“Environmental Social Governance”) expenses
Salaries and benefits (ESG)	(393)	-	(393)
Accrual for contingencies	(44)	-	(44)
Taxes and fees	-	(441)	441
Social programs	(212)	(1,371)	1,159
Instituto Lítio Verde	(191)	-	(191)
Others	424	(67)	491
General and administrative expenses total	(416)	(1,879)	1,463

| 22

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Other operating income and expenses decreased by $1.4 million to $0.4 million of expenses in the three-month period ended September 30, 2024 from $1.9 million of expenses in the three-month period ended September 30, 2023, mainly due to $1.2 million decrease in the social programs and $0.4 million in taxes and fees incurred in the period, partially offset by an increase of $0.2 million in sponsorship to the Instituto Lítio Verde.

Stock-based compensation

The increase of $4.3 million in stock-based compensation to expenses of $1.9 million in the three-month period ended September 30, 2024 from gains of $2.4 million in the three-month period ended September 30, 2023 is due to net reversals of granting occurred in the three-month period ended September 30, 2023.

Financial income (expenses), net

Financial income (expenses), net	For the three-months ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Financial income	496	261	235

Financial expenses
Interest on Loans and export prepayment	(7,817)	(4,700)	(3,117)
Interest and late payment penalties on taxes	(50)	(308)	258
Fair value of leases	(73)	(135)	62
Taxes on foreign currency transactions	(2)	-	(2)
Fair value asset retirement obligation	(51)	-	(51)
Foreign exchange fees	(2,640)	(93)	(2,547)
Other expenses	(1,140)	(392)	(748)
Total	(11,773)	(5,628)	(6,145)

Foreign exchange variation on net assets	(278)	(5,297)	5,019
Financial income (expenses), net total	(11,555)	(10,664)	(891)

Net financial expenses increased by $0.9 million, to $11.6 million of expenses in the three-month period ended September 30, 2024, from $10.7 million in the three-month period ended September 30, 2023, due to the following primary factors:

•	a decrease in foreign exchange variation loss on net assets of $5.0 million, to $0.3 million recognized in the three-month period ended September 30, 2024, from $5.3 million recognized in the three-month period ended September 30, 2023.

•	an increase in interest on loans and export prepayment of $3.2 million, to $7.8 million in the three-month period ended September 30, 2024, from $4.7 million in the three-month period ended September 30, 2023 mainly due to export prepayment trade finance drawn in 2024 compared to none in 2023.

| 23

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Nine-Month Period Ended September 30, 2024 compared to Nine-Month Period Ended September 30, 2023

The following table summarizes the items that resulted in the net loss for nine-month period ended September 30, 2024 and 2023:

Results of Operations	For the nine-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Sales revenue	200,176	129,925	70,251
Provisional price adjustments	(58,636)	-	(58,636)
Total sales revenue	141,540	129,925	11,615
Cost of goods sold	(119,167)	(47,096)	(72,071)
Sales expenses and commissions	(2,216)	(331)	(1,885)
General and administrative expenses	(19,342)	(43,060)	23,718
Other operating income (expenses), net	(7,270)	(4,789)	(2,481)
Stock-based compensation	(7,594)	(46,626)	39,032
Financial income (expenses), net	(46,557)	(6,379)	(40,178)
Income Tax and Social Contribution	2,304	(7,149)	9,453
Net loss for the period	(58,302)	(25,505)	(32,797)

The lower net loss in the nine-month period ended September 30, 2024 as compared to nine-month period ended September 30, 2023 is primarily attributable to:

Sales revenue

Revenues	For the nine-month ended
(in C$ 000s)	30/09/2024	30/09/2023	Change
High grade lithium concentrate	196,673	125,924	70,749
Green By-Products	-	4,001	(4,001)
Freight service	3,503		3,503
Sales revenue	200,176	129,925	70,251
Provisional price adjustment within current year	(18,899)	-	(18,899)
Provisional price adjustment for shipments of previous year	(39,737)		(39,737)
Total sales revenue	141,540	129,925	11,615

The Company’s sales volume in the nine-month period ended September 30, 2024 totaled 162.9 kt of Green Lithium compared to 37.9 kt in the nine-month period ended September 30, 2023, with total sales revenues of $200.2 million in the nine-month period ended September 30, 2024 compared to $129.9 million in the nine-month period ended September 30, 2023. The total sales revenue for the nine-period ended September 30, 2024 totaled $141.5 million compared to the total sales revenue of $130.0 million for the nine-month period ended September 30, 2023. The increase in sales volume is mainly due to the cadence of sales activities during nine months of 2024 compared to three months of sales activities in the third quarter of 2023. Despite the significant increase in sales volume, total sales revenue presented a modest increase due to lower prices practiced in the nine-month period ended September 30, 2024. The final value at settlement may differ from initial book value, and changes in said value are permanently monitored in the lithium market and any provisional pricing adjustments are recognized as revenue in the statement of loss.

| 24

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Cost of Goods Sold

The following table summarizes the Company’s cost of goods sold for the nine-month period ended September 30, 2024 and 2023.

Cost of goods sold	For the nine-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Mining costs
Salaries and benefits	(3,010)	(259)	(2,751)
Mining service providers	(31,201)	(9,022)	(22,179)
Blasting and fuels	(17,453)	(4,603)	(12,850)
Equipment rental	(429)	(568)	139
Others	(4,913)	6	(4,919)
Total	(57,006)	(14,446)	(42,560)

Processing costs
Salaries and benefits	(10,201)	(1,781)	(8,420)
Fuels	(1,317)	(1,775)	458
Consumables	(2,732)	(7,568)	4,836
Equipment rental	(1,260)	(2,315)	1,055
Taxes and fees	(6)	(294)	288
Utilities	(1,225)	(105)	(1,120)
Plant Services	(4,864)	-	(4,864)
Equipment services	(638)	-	(638)
Insurance	(1,282)	-	(1,282)
Mobile Crusher	(1,984)	-	(1,984)
Others	(4,200)	(915)	(3,285)
Total	(29,709)	(14,753)	(14,956)

Distribution costs
Freight	(8,094)	(8,814)	720
Insurance	(57)	-	(57)
Warehouse	(634)	-	(634)
Port Operations	(2,400)	(1,090)	(1,310)
Expedition	(658)	-	(658)
Freight Maritime	(3,292)	-	(3,292)
Demurrage	(436)	-	(436)
Others	(90)	-	(90)
Total	(15,661)	(9,904)	(5,757)

Royalties
Royalties	(4,202)	(3,726)	(476)
Total	(4,202)	(3,726)	(476)

Depletion and Depreciation
Depletion	(5,148)	(1,737)	(3,411)
Depreciation	(7,441)	(2,530)	(4,911)
Total	(12,589)	(4,267)	(8,322)
Cost of goods sold total	(119,167)	(47,096)	(72,071)

| 25

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Total costs of goods sold increased by $72.0 million, or 153.0%, to $119.2 million for the nine-month period ended September 30, 2024 from $47.1 million for the nine-month period ended September 30, 2023, mainly due to an increase of 131.8% in sales volume since the Company had only three months of sales activities in the nine-month period ended September 30, 2023 compared to nine months in 2024. In addition, the Company's sales are also subject to royalty payments, which amounted to $4.2 million in the nine-month period ended September 30, 2024, an increase of $0.4 million compared to the same period of 2023.

Sales Expenses and Commissions

The Company’s total sales expenses and commissions in the nine-month period ended September 30, 2024 amounted to $2.2 million an increase of $1.9 million compared to the same period of 2023.

General and Administrative Expenses

General and administrative expenses	For the nine-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Salaries and benefits (CEO and CFO)	(1,199)	(605)	(594)
Salaries and benefits (Staff)	(4,053)	(12,752)	8,699
Legal	(3,186)	(4,416)	1,230
Travel	(2,120)	(1,975)	(145)
Accounting services	(606)	(983)	377
Audit services	(988)	(1,618)	630
Insurance (D&O)	(2,329)	(3,574)	1,245
Public company costs, business development and investor relations	(2,399)	(5,017)	2,618
Taxes and fees	(51)	(1,776)	1,725
Severance	(428)	-	(428)
Depreciation	(92)	(121)	29
Others	(1,891)	(10,223)	8,332
General and administrative expenses total	(19,342)	(43,060)	23,718

The general and administrative expenses of $19.3 million decreased by $23.7 million in the nine-month period ended June 30, 2024, as compared to $43.1 million in the same period of 2023.

The main factors for this decrease include a $8.7 million decrease in salaries and benefits (Staff), a $1.2 million decrease in insurance (D&O) and $1.7 million decrease in taxes and fees, as a result of the cost structure revision at the end of 2023. Additionally, the Company incurred in $1.2 million lower legal expenses, due to a significant amount of one-off and other specific legal costs incurred in 2023, as well as a $0.6 million lower audit service expenses and $2.9 million lower marketing, business development and investor relations expenses.

Other Operating Income (Expenses), Net

Other operating income (expenses)	For the nine-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
ESG (“Environmental Social Governance”) expenses
Salaries and benefits (ESG)	(1,333)	-	(1,333)
Accrual for contingencies	(2,856)	-	(2,856)
Taxes and fees	(1,349)	(604)	(745)
Social programs	(533)	(4,087)	3,554
Instituto Lítio Verde	(978)	-	(978)
Others	(221)	(98)	(123)
General and administrative expenses total	(7,270)	(4,789)	(2,481)

| 26

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Other operating income and expenses increased by $2.5 million to $7.3 million of expenses in the nine-month period ended September 30, 2024 from $4.8 million of expenses in the nine-month period ended September 30, 2023, mainly due to a $2.9 million increase in the provision for labor contingencies related to the change in risk assessment of ongoing lawsuits, $0.8 million higher withholding taxes incurred in the period and $1.0 million in sponsorship to the Instituto Lítio Verde, partially offset by the reduction of $3.5 million in social programs.

Stock-based compensation

The decrease of $39.0 million in stock-based compensation to $7.6 million in the nine-month period ended September 30, 2024, from $46.6 million in the nine-month period ended September 30, 2023 is due to a decrease in the weighted average grant date fair value of the restricted shares units.

Financial income (expenses), net

Financial income (expenses), net	For the nine-month ended
(in C$ 000s)	9/30/2024	9/30/2023	Change
Financial income	3,689	3,652	37

Financial expenses
Interest on Loans and export prepayment	(21,466)	(10,576)	(10,890)
Interest and late payment penalties on taxes	(224)	(308)	84
Fair value of leases	(261)	(329)	68
Taxes on foreign currency transactions	(131)	-	(131)
Fair value asset retirement obligation	(163)	-	(163)
Foreign exchange fees	(3,239)	(644)	(2,595)
Other expenses	(589)	(2,058)	1,469
Total	(26,073)	(13,915)	(12,158)

Foreign exchange variation on net assets	(24,173)	3,884	(28,057)
Financial income (expenses), net total	(46,557)	(6,379)	(40,178)

Net financial expenses increased by $40.2 million, to $46.6 million of expenses in the nine-month period ended September 30, 2024, from $6.4 million of expenses in the same period of 2023, due to the following primary factors:

•	a decrease in foreign exchange variation on net assets of $28.1 million, to a loss of $24.2 million recognized in the nine-month period ended September 30, 2024, from a gain of $3.9 million recognized in the nine-month period ended September 30, 2023 due to the depreciation of the Brazilian Real in the period.

•	an increase in interest on loans and export prepayment of $10.9 million, to $21.5 million in the nine-month period ended September 30, 2024, from $10.6 million in the nine-month period ended September 30, 2023, due to the recognition of interest on the short-term export prepayment trade finance entered into in the nine-month period ended September 30, 2024. In the same period of 2023, the Company had no lines of credit of short-term export prepayment trade finance.

| 27

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Liquidity and Capital Resources

Cash Flow Highlights	For the three-month ended			For the nine-month ended
(in C$ 000s)	9/30/2024	6/30/2024	9/30/2023	9/30/2024	9/30/2023
Cash provided by (used in) Operating Activities	48,190	(40,533)	(14,212)	(7,735)	(72,562)
Cash used in Investing Activities	(6,521)	(13,378)	(16,285)	(27,505)	(69,675)
Cash provided by (used in) Financing Activities	(57,025)	19,841	23,544	68,832	80,958
Effect of Foreign Exchange on Cash	911	(9,233)	(522)	(9,350)	3,067
Change in Cash and Cash Equivalents	(14,445)	(43,303)	(7,475)	24,242	(58,212)
Cash & Cash Equivalents – Beginning of Period	103,090	146,393	45,617	64,403	96,354
Cash & Cash Equivalents – End of Period	88,645	103,090	38,142	88,645	38,142

Liquidity Outlook

Three-Month Period Ended September 30, 2024 compared to Three-Month Period Ended June 30, 2024

As of September 30, 2024, the Company had $88.6 million in cash and cash equivalents, which compares to the $103.1 million on June 30, 2024. For the three-month period ended September 30, 2024, the cash and cash equivalents decreased by $14.4 million, mainly related to cash used in investing activities of $6.5 million and cash used in financing activities of $57.0 million, which were partially offset by cash provided by operating activities in the amount of $48.2 million and an effect of foreign exchange rate on cash and cash equivalents in the amount of $0.9 million. For the three-month period ended June 30, 2024, the cash and cash equivalents decreased by $43.3, mainly related to cash used in operating activities in the amount of $40.5 million, cash used in investing activities of $13.4 million and an effect of foreign exchange rate on cash and cash equivalents decreasing the balance in $9.2 million, which were partially offset by cash provided by financing activities of $19.8 million

As of September 30, 2024, the Company had total debt outstanding (loans and export prepayment) of $244.8 million comprised of the long-term export prepayment agreement of $140.5 million entered into on December 10, 2022 (fully drawn as of the date of this MD&A), $23.3 million drawn from BDMG, the export prepayment trade finance of $78.3 million and $2.7 million of foreign currency translation adjustments and foreign exchange variation, compared to total debt outstanding of $300.4 million as of June 30, 2024.

Operating Activities

Cash provided by operating activities is $48.2 million for the three-month period ended September 30, 2024 compared to cash used in of $40.5 million for the three-month period ended June 30, 2024. The increase in net cash provided by operating activities of $88.7 million is mainly due to:

•	A decrease in trade accounts receivable of $126.7 million, to a decrease of $69.9 million in the three-month period ended September 30, 2024, from an increase by $56.8 million in the three-month period ended June 30, 2024, due to sales made in the second and third quarters being partially received before September 30, 2024.

•	An increase in suppliers of $15.8 million, to an increase of $2.4 million in the three-month period ended September 30, 2024, from a decrease of $13.4 million in the three-month period ended June 30, 2024, due to higher purchases of materials and services during the third quarter.

•	The operating cash increases mentioned above were partially offset by the following factors: increase of $19.4 million in net loss to $34.2 million in the three-month period ended September 30, 2024 from $14.8 million in the three-month period ended June 30, 2024, adjusted by $32.3 million in certain reconciling items that do not represent cash receipts or disbursements, such as lower net exchange variation of $30.6 million and $2.8 million in labor contingencies, partially offset by higher depreciation and amortization expenses, deferred and current income taxes, and other minor changes at an aggregate amount of $1.1 million.

| 28

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	A higher interest payment in the amount of $2.6 million, to a payment of interest on export prepayment trade finance in the amount of $4.2 million in the three-month period ended September 30, 2024 compared to a payment of interest on export prepayment trade finance in the amount of $1.6 million in the three-month period ended June 30, 2024.

Investing Activities

Cash used in investing activities was $6.5 million in the three-month period ended September 30, 2024, compared to cash used in investing activities of $13.4 million in the three-month period ended June 31, 2024. The decrease of $6.9 million in net cash used in investing activities is mainly due to $7.1 million of capitalization of stripping costs occurred in the three-month period ended June 30, 2024.

Financing Activities

Cash used in financing activities was $57.0 million in the three-month period ended September 30, 2024, compared to $19.8 million in cash provided by financing activities in the three-month period ended June 30, 2024. For the three-month period ended September 30, 2024 the decrease in net cash from financing activities was of $76.8 million, mainly due to higher repayment of principal on export prepayment trade finance in the amount of $50.1 million and lower new export prepayment trade finance lines of credit raised in the amount of $26.1 million.

Nine-Month Period Ended September 30, 2024 compared to Nine-Month Period Ended September 30, 2023

As of September 30, 2024, the Company had $88.6 million in cash and cash equivalents, which compares to the $64.4 million on December 31, 3023. For the nine-month period ended September 30, 2024, the cash and cash equivalents increased by $24.2 million mainly due to cash provided by financing activities of $68.8 million, which was partially offset by cash used in operating activities in the amount of $7.7 million, cash used in investing activities of $27.5 million and an effect of foreign exchange rate on cash and cash equivalents decreasing the balance in $9.3 million. For the same period in 2023, the cash and cash equivalents decreased by $58.2 million, mainly due to cash used in operating activities in the amount of $72.6 million, cash used in investing activities of $69.7 million. These effects were partially offset by cash provided by financing activities of $81.0 million and an effect of foreign exchange rate on cash and cash equivalents increasing the balance in $3.1 million.

As of September 30, 2024, the Company had total debt outstanding (loans and export prepayment) of $244.8 million comprised of the long-term export prepayment agreement of $140.5 million entered into on December 10, 2022 (fully drawn as of the date of this MD&A), $23.3 million drawn from BDMG, the export prepayment trade finance of $65.5 million and $2.7 million of foreign currency translation adjustments and foreign exchange variation compared to total debt outstanding of $150.4 million as of September 30, 2023.

Operating Activities

Cash used in operating activities is $7.7 million for the nine-month period ended September 30, 2024, compared to cash used in operating activities of $72.6 million for the nine-month period ended September 30, 2023. The decrease in net cash used in operating activities of $64.9 million is mainly due to:

•	A increase of $32.8 million in the net loss for the period, to a net loss of $58.3 million for the nine-month period ended September 30, 2024, compared to a net loss of $25.5 million for the nine-month period ended September 30, 2023, adjusted by $14.3 million in certain reconciling items that do not represent cash receipts or disbursements, such as interest accruals of $16.9 million on loans and financing and the net foreign exchange variation of $34.2 million, as well as depreciation and amortization expenses, deferred income taxes and other small changes which, combined, aggregated total adjustments, of $2.1 million. These effects were partially offset by a decrease of $39.0 million in stock-based compensation expenses.

•	A lower increase in inventories amounting to $14.4 million, to an increase of $5.9 million in the nine-month period ended September 30, 2024 from an increase of $20.3 million in the same period of 2023, as the Company began its sales activities in the third quarter of 2023;

•	A decrease of $14.8 million in suppliers to a decrease of $7.3 million for the nine-month period ended September 30, 2024 from an increase of $7.5 million in the same period of 2023 as the Company has taken measures to cut costs on a regular basis;

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	Net increases and decreases in operating assets and liabilities totaling a cash increase of $23.3 million mainly prepaid expenses of $10.4 million, advances to suppliers of $2.4 million, prepayment from customers of $4.2 million and payroll and related charges of $3.4 million among others;

•	A decrease of US$78.0 million in trade accounts receivable to a decrease of 3.3 million for the nine-month period ended September 30, 2024, from an increase of $74.7 in the same period of 2023, due to sales made in the third quarter of 2023 were received in the fourth quarter of 2023, whereas sales made in the third quarter of 2024 were partially received in the same period;

•	A decrease of $19.5 million in interest payment on loans and leases, to a payment of interest on long-term export prepayment and trade finance in the amount of $21.1 million for the nine-month period ended September 30, 2024 as compared to payment of interest on leases of $1.6 million for the nine-month period ended September 30, 2023;

•	An increase of $10.3 million in recoverable VAT and other taxes, for the nine-month period ended September 30, 2024, mainly PIS and COFINS contributions arising from the Company's operations, which can be used to offset federal taxes from future periods. In the same period of 2023, the Company had not recognized any recoverable VAT; and

•	An increase of $12.1 million in taxes payable for the nine-month period ended September 30, 2024, mainly $5.8 million in installment taxes, $2.9 million in CFEM and $2.4 million in taxes and fees withheld on services and financial investments. In the same period of 2023, the Company had just begun its sales activities.

Investing Activities

Cash used in investing activities was $27.5 million for the nine-month period ended September 30, 2024, compared to $69.7 million for the nine-month period ended September 30, 2023. The decrease of $42.2 million in net cash used in investing activities is due to $30.1 million lower additions to property, plant, and equipment and deferred exploration and evaluation expenditures lower in $8.2 million. During the first half of 2023, the Company continued incurring expenditures for the construction of the Phase 1 Greentech Plant, which started in 2022, whereas in the same period of 2024 the expenditures were applied mainly to improvements at the Greentech Plant and $7.1 million of capitalization of stripping costs.

Financing Activities

For the nine-month period ended September 30, 2024 the increase in net cash from financing activities of $68.8 million is mainly due to new export prepayment trade finance lines of credit raised during the first half of 2024, totaling $214.4 million, partially offset by the repayment of principal on an export prepayment trade finance of $149.9 million. Additionally, the Company entered into a new contract with BDMG for $9.0 million and repayment of principal on long-term export prepayment agreement in the amount $3.1 million in May 2024. Also, the Company paid lease liabilities of $0.2 million and transaction costs of $1.3 million. The same period in 2023, the increase in net cash from financing activities of $80.9 million was primarily driven by $54.4 million of proceeds drawn in February and March 2023 under the long-term export prepayment agreement (now fully drawn) and $26.0 million of proceeds from BDMG drawn in in January 2023.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares Issued and Outstanding	111,827,256
RSUs (1)	456,352
Stock Options (1)	228,125
Fully Diluted Number of Common Shares	112,511,733

(1)  RSUs and stock options in the table above are antidilutive at the date of this MD&A since the Company operates in loss.

| 30

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2023.

In light of the material weaknesses described below, management performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 40-F fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. Under the supervision and with the participation of our Management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

▪	An ineffective control environment resulting from the failure to disseminate a Portuguese version of the Code of Ethics and relevant training thereon, an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;

▪	An ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact internal control over financial reporting, as well as the implications of relevant risks on the achievement of objectives, including financial reporting objectives;

▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities. This includes the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The control deficiencies resulted in immaterial misstatements to the consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2023.

The Company engaged KPMG Auditores Independentes Ltda. (“KPMG Ltda.”) to perform an “integrated audit” which encompassed an opinion on the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023, as well as an opinion on the effectiveness of the Company’s ICFR as of December 31, 2023. KPMG Ltda., the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. KPMG‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2023.

MANAGEMENT’S REMEDIATION PLAN

The Company continues its efforts to address the material weaknesses mentioned above. These remediation efforts are ongoing, and the Company intends to sustain its initiatives aimed at enhancing the internal control environment, a task that will demand significant efforts throughout 2024 and possibly into 2025.

Throughout 2023 and to the present, we conducted a comprehensive review of our internal control procedures and have been actively pursuing steps to address and remediate the identified material weaknesses. The Company:

(i)	engaged external consultants to assist Management in assessing its internal control over financial reporting, mapping all existing control deficiencies, defining remediation plans and formed a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;

(ii)	strengthened the accounting and reporting team by hiring more experienced people, which resulted in replacement of key-personnel as well as the reducing reliance on third parties engaged in the accounting, tax and reporting activities;

(iii)	implemented new procedures to enhance accuracy in the interim and annual filings. This includes developing a detailed financial statement closing schedule to oversee preparation, completion, and quality control. Additionally, we introduced the Disclosure and Content Guide, a comprehensive checklist ensuring compliance with all financial reporting requirements. Although is not documented as a control, senior management now conducts additional layers of review to ensure the accuracy of the filings;

(iv)	took steps to improve our information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure. Additionally, measures have been implemented in 2024 involved collaborating with SAP developers to map existing gaps, enhance ITGC, and establish policies and procedures for the IT organization structure. This included the development of a Data Security Policy and an Access Control Policy;

(v)	approved a new version of the Company’s Code of Ethics in Portuguese on March 18, 2024. This updated Code of Ethics will be disseminated to all employees and accompanied by training sessions throughout 2024. Sigma is committed to operating with integrity and is strengthening its Code of Ethics across all levels and jurisdictions, as part of efforts to foster a culture of controls and compliance;

(vi)	approved a supplier’s code of ethics on March 18, 2024, establishing rules for the relationship of the suppliers with our employers, authorities, and communities.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Further steps to remediate the material weaknesses described above that the Company is pursuing including the following:

a.	Control environment: We are committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting. Additionally, we plan to expand our finance staff to enhance the segregation of duties and responsibilities.

b.	Risk assessment: The Company is redesigning all financial reporting that will enhance risk assessment process, document the process understanding, creating flowchart, identifying process risk point and control to address it;

c.	Information and communication: The Company is redesigning its whistleblower channel to make it user friendly and stimulate the usage thereof as a tool for important external and internal communication. We will continue enhancing data reliability and internal controls, harmonizing our IT controls, and addressing current system limitations.

d.	Monitoring activities: The financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2024 with a focus on the controls matrix for process underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with SOX (“Sarbanes Oxley”): (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.

e.	Control activities: We will continue to refine our control activities to mitigate risks and ensure the achievement of objectives, designing and implementing controls activities and IT general controls over all the processes in order to address the process risk point.

We are confident that our remediation plan will adequately address the identified material weaknesses and bolster our internal control over financial reporting. Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively. The Company is taking steps toward remediation during the 2024 fiscal year, but still cannot ensure our internal controls environment will be free of material weaknesses by the end of fiscal year 2024.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Efforts to Address the Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.	A10 Investimentos Ltda. is an asset management firm controlled by Marcelo Paiva, a Director of the Company, who is the investment manager of the A10 Fundo de Investimento de Ações – Investimento no Exterior (“A10 Fund”), which holds a controlling position in the Company.
A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the six-month period ended June 30, 2024.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of the Company. The CEO, Ana Cabral-Gardner has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.	A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the six-month period ended June 30, 2024.
Miazga	Miazga Participações S.A is a land administration company in which Ana Cabral-Gardner, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cabral-Gardner, the CEO of the Company has in indirect economic interest.
R-TEK	R-TEK Group Pty Ltd is a corporation in which a former officer of the Company, Brian Talbot, who resigned on September 29, 2023 is the controlling shareholder and since 4th quarter of 2023 it was not considered as related party anymore.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of Sigma Brazil, Marina Bernardini, is the controlling shareholder and officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity which the directors are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, Marina Bernardini, an officer of Miazga, and of Sigma Brazil and Cesar Chicayban, a Board of Directors member, until July 9, 2024.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

a)	Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $15.9 million. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement on September 30, 2024 represents a total amount of $16,695 ($12,957 December 31, 2023), bearing 12% p.a. interest date.

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Transfer of mining rights (Arqueana): On January 30, 2024, Arqueana and Sigma Brazil initiated the onerous transfer to Sigma Brazil of the sliver of the mining rights No. 009.135/1967 advancing over Arqueanas’ mining rights No. 832.132/2015.

b)	Transactions with related parties

	9/30/2024		Nine-month ended September, 2024	12/31/2023		Nine-month ended September, 2023
Description (in C$ 000s)	Pre- payments/ Receivable	Accounts payable / Debt	(Expenses) / Income	Pre- payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Advisory
CSA	-	31	(218)	-	-	(185)
Miazga
Lease agreements	-	35	(3)	-	42	(7)
Prepaid land lease	78	25	-	96	22	-
Accounts receivable	-	-	-	121	-	-
Arqueana
Lease agreements	-	237	(18)	-	235	(40)
Due from related parties	-	24	-	-	-	-
Accounts receivable	-	-	-	-	-	-
R-TEK
Services provision	-	-	-	-	-	(2,278)
Tatooine
Loan to related party	16,695	-	1,207	12,957	-	289
Instituto Lítio verde
Accounts payable	-	521	(685)	-	-	-
Total	16,773	873	283	13,174	299	(2,221)

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

c. Key management personnel

	Nine-month ended Sep, 2024	Nine-month ended Sep, 2023
Stock-based compensation, included in operating expenses	2,842	46,624
Salaries, benefits and director's fees, included in general and administrative expenses	975	384
	3,817	47,008

Key management includes the directors of the Company, executive management team and senior management at Sigma.

NEW IFRS PRONOUNCEMENTS

Effective as from January 1st, 2024

●	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting year. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

●	the carrying amount of the liability,

●	information about the covenants, and

●	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current. There were no financial effects of adoption of this Standard.

●	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. There were no financial effects of adoption of this Standard.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

●	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7

The IASB has issued new disclosure requirements about supplier financing arrangements (‘SFAs’), after feedback to an IFRS Interpretations Committee agenda decision highlighted that the information required by IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures falls short of meeting user information needs.

The objective of the new disclosures is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The new disclosures include information about the following:

The terms and conditions of SFAs.

a)	The carrying amounts of financial liabilities that are part of SFAs and the line items in which those liabilities are presented.

b)	The carrying amount of the financial liabilities in (b) for which suppliers have already received payment from the finance providers.

c)	The range of payment due dates for both the financial liabilities that are part of SFAs, and comparable trade payables that are not part of such arrangements.

d)	Non-cash changes in the carrying amounts of financial liabilities in(b).

e)	Access to SFA facilities and concentration of liquidity risk with finance providers.

The IASB has provided transitional relief by not requiring comparative information in the first year, and also not requiring disclosure of specified opening balances. Further, the required disclosures are only applicable for annual periods during the first year of application. Therefore, the earliest that the new disclosures will have to be provided is in annual financial reports for December 2024 year-ends, unless      an entity has a financial year of less than 12 months. There were no financial effects of adoption of this Standard.

Standards issued in 2024

●	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

RISK FACTORS

The Company is subject to numerous risk factors at any given time (many of which are beyond its control) which could materially adversely impact upon its business, financial condition, results of operations, cash flows, ability to obtain financing and prospects and, as a result, the trading price of the Common Shares. For risk factors faced by Sigma, please refer to its Annual Information Form for the year ended December 31, 2023 in the section titled “Risk Factors” filed on the Company’s profile on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov, as revised or supplemented as follows:

Risks Related to Resource Development

▪	Development of the Company: The Company’s business strategy depends in large part on maintaining the Company as a commercially viable mining operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The continuous development and operation of the Company is subject to the Company securing the necessary funding and other resources and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will be able to maintain as a commercial mining operation.

▪	Achieving and managing growth: The Company began its operations in the third quarter of 2023 and has faced a substantial increase in skilled personnel and operational support as it transitions to a more consolidated operating stage. The Company’s ability to succeed in its commercial operations depends on a number of factors, including management’s ability to manage this transition, the availability of working capital, and the ability to recruit and train additional qualified personnel (and, where appropriate, to engage third party contractors with qualified personnel).

Risks Related to the Company’s Business and Securities

▪	Risks of future losses and going concern: The Company’s ability to continue as a going concern is dependent upon the ability to ultimately generate future profitable operations and obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the years ended December 31, 2023 and 2022. The Company had a cash balance of $88.6 million as of September 30, 2024 and believes it will be capable of generating more cash from its operations and considers it will continue as a going concern at least for the next twelve months. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on obtaining additional debt financing to fund long-term expenditures related to the construction of the forthcoming Phase 2 Greentech Plant.

▪	Significant shareholder influence: To the Company’s knowledge, as of the date hereof, A10 Investimentos Fundo de Investimento de Ações - Investimento No Exterior (“A10 Fund”) holds approximately 43.01% of the outstanding Common Shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 Fund may be in a position to affect the Company’s governance and operations. As a result of its shareholdings, A10 Fund has the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. A10 Fund generally will have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, the interests of A10 Fund may not be the same as those of the other minority shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or minority shareholders (including conflicts of interests that result from certain officers and directors being involved with the A10 Fund). The effect of this influence may be to limit the price that investors are willing to pay for Common Shares.

In addition, the potential that A10 Fund may sell Common Shares in the public market or in private transactions, as well as any actual sales of Common Shares in the public market or in private transactions, could adversely affect the market price of the Common Shares.

Risks Related to cyber-security

The Company is subject to risks associated with its information technology systems and cyber-security, such as the misappropriation of the Company’s confidential information noted above, the disclosure of which could have an adverse effect on the Company.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements, management has made judgements and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgements

Judgements are made in relation to the application of accounting policies that have significant effects on the amounts recognized in the financial statements as well as the extent and significance of the disclosure given, whether the circumstances affecting the Company has been adequately considered when preparing the financial statements. The judgement considered in the financial statements is the classification as non-current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

The areas which require management to make significant judgements, estimates and assumptions in determining carrying amounts include, but are not limited to:

Measurement of stock-based payment transactions: The valuation of the Company’s stock-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s restricted share units (“RSUs”) that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgment is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgements made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Assets retirement obligation: The Company assesses its provision for assets retirement obligation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Impairment of non-financial assets: Significant judgments, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of the Company’s cash generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit.  These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. Final prices are normally determined after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

▪	To ensure sufficient financial flexibility to achieve its ongoing business objectives, namely funding future growth opportunities (including potential production expansions through the development of the Project’s Phase 2 and Phase 3 deposits); and

▪	To maximize shareholder returns through enhancing its share value, the Company monitors its capital structure and adjusts according to market conditions to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, raising debt, repurchasing outstanding shares, adjusting capital spending, or disposing of assets.

The capital structure is reviewed by management and the Board on an ongoing basis.

The Company’s shareholders’ equity is comprised of share capital, stock-based compensation reserve, other comprehensive income (loss) and accumulated losses, which on September 30, 2024 totaled $147.9 million (December 31, 2023: $214.3 million). The Company’s capital management objectives, policies, and processes remained unchanged during the three-month period ended December 31, 2023.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures and other investing and financing initiatives based on its activities.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and price risk.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

Credit Risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including interest:

Contractual obligations (in C$ 000s)	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	47,645	-	-	-	47,645
Accounts payable	9,951	-	-	-	9,951
Loans and export prepayment	108,597	138,481	9,517	8,072	264,667
Lease liabilities	1,658	1,676	708	564	4,606

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. The change in value of the provisionally priced receivable is based on relevant market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined for the shipments outstanding on September 30, 2024 is detailed below:

	Volume (kt)(3)	Provisional price	Variation	Effect on Sales Revenue (CAD)
High grade lithium concentrate (Probable)(1)	74,753	USD 757/ $1,022	(USD 52)/ ($ 71)	(5,300)
High grade lithium concentrate (+20%)(2)	74,753	USD 809/ $1,093	USD 162/ $219	16,346
High grade lithium concentrate (-20%)(2)	74,753	USD 809/ $1,093	(USD 162)/ $(219)	(16,346)

(1) The sensitivity analysis of the probable scenario was measured using October 31, 2024, futures price from the Guangzhou Futures Exchange as a reference, with an exchange rate of USD 1.00 to $1.3514.

(2) Provisional price on September 30, 2024.

(3) Total volume of contracts with exposure to market price fluctuation.

Interest Rate Risk

This risk arises from short- and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, Selic and BSBY, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

The Company considered probable scenarios 1 and 2 of changes in interest rates volatility as of September 30, 2024.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the nine-month period ended September 30, 2024:

		Notional	Probable scenario (1)	Scenario 1	Scenario 2
Assets
Rate		10.65% p.a	10.65% p.a	9.59% p.a	8.52% p.a
Short-term investments	CDI (-10% and -20%)	829	42	38	34

		Notional	Probable scenario (1)	Scenario 1	Scenario 2
Liabilities
Rate		10.65% p.a	10.65% p.a	11.72% p.a	12.78% p.a
BDMG	Selic (+10% and +20%)	21,614	(1,106)	(1,217)	(1,327)

Rate		5.04% p.a	5.04% p.a	5.16% p.a	5.29% p.a
Export prepayment agreement	BSBY (+2,5% and +5,0%)	132,050	(3,239)	(3,319)	(3,485)

(1)  Sensitivity analysis of the scenario probable was measured using as reference the rates on October 15, 2024.

In the second quarter, the Company entered into swap operations with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in USD, which are originally calculated on the notional amount in USD, to DI plus an interest rate calculated on the notional amount in BRL. The table below demonstrates the swap results up to September 30, 2024, recognized in the financial result.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

				Appreciation			Impact on financial income / (expense)
	Maturity	Funcitional currency	Notional	Asset position	Liabilities position	9/30/2024 Receivable / (Payable)	Three- Month Ended September 30, 2024	Nine- Month Ended September 30, 2024
				R$	R$	R$
Interest rate swap	12/2/2024	R$	105,200	3,018	4,643	(1,625)	(362)	(446)

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated in Dollar, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of September 30, 2024 and December 31, 2023, is as follow:

Description	9/30/2024	12/31/2023
Canadian dollars
Cash and cash equivalents	47	68
Suppliers	(770)	(779)
Account payables	(6,151)	(6,136)
Other current liabilities	(43)	(67)
	(6,917)	(6,914)

United States dollar
Cash and cash equivalents	57,434	4,557
Trade accounts receivable	14,880	22,400
Prepayment from customer	(6,103)	(1,624)
Interest on export prepayment agreement	(11,197)	(11,689)
Export prepayment agreement	(155,759)	(109,644)
	(100,839)	(96,000)

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1) and scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on September 30, 2024.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	9/30/2024
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	4.0314	4.1206	4.5327	4.9447
CAD (-)	4.0314	4.1206	3.7085	3.2965
USD (+)	5.4481	5.6749	6.2424	6.8099
USD (-)	5.4481	5.6749	5.1074	4.5399

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

	9/30/2024
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadiandollar-denominated(+)	(6,917)	150	765	1,278
Canadiandollar-denominated(-)	(6,917)	150	(602)	(1,542)
U.Sdollar-denominated(+)	(100,839)	4,030	12,831	20,165
U.Sdollar-denominated(-)	(100,839)	4,030	(6,726)	(20,172)

(1) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil on October 15, 2024.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Changes in Directors and Management

The Company’s Annual and Special Meeting of the Shareholders (“ASM“) took place on July 9, 2024. The shareholders elected Eugênio de Zagottis as a new Independent Director. Mr. Zagottis has over 20 years of experience in operations, internal controls, and corporate planning and brings a wealth of invaluable expertise to Sigma, including his longstanding leadership as an entrepreneur and from serving on the board of directors of US$9 billion drug healthcare leader RaiaDrogasil. Transitioning off the Board are Lucas Melo and Cesar Chicayban.

QUALIFIED PERSON

Mr. Marc-Antoine Laporte, P.Geo, Mr. Homero Delboni Jr, B.E., M.Eng.Sc., Ph.D., Mr. Jarrett Quinn, P.Eng., Mr. Porfirio Cabaleiro Rodriguez, Meng. and Mr. William van Breugel, P.Eng are the “qualified person” under National Instrument 43-101 (“NI 43-101”) who reviewed and approved the technical information disclosed in this MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military conflict in Ukraine.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts).

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates.

▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations.

▪	Demand for lithium, including that such demand is supported by growth in the EV market.

▪	Estimates of, and changes to, the market prices for lithium.

▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry.

▪	The Company’s market position and financial and operating performance.

▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves.

▪	Anticipated timing and results of exploration, development and construction activities.

▪	Reliability of technical data.

▪	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues.

▪	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required.

▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals.

▪	The timing and outcome of regulatory and permitting matters.

▪	The exploration, development, construction and operational costs.

▪	The accuracy of budget, construction and operations estimates for the Company.

▪	Successful negotiation of definitive commercial agreements.

▪	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The market for EVs and other large format batteries remains an emerging technology in a number of markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations.

▪	Changes in technology or other developments could result in preferences for substitute products.

▪	New production of lithium hydroxide or lithium carbonate or lithium oxide concentrate from current or new competitors in the lithium markets could adversely affect prices.

▪	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.

▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations.

▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

▪	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.

▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations.

▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations.

▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.

▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control.

▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.

▪	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights.

▪	The Company is subject to strong competition in Brazil and in the global mining industry.

▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations.

▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources, or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.

▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.

▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions.

▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.

▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.

▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects.

▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price.

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company's indebtedness, or maintain its debt covenants.

▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.

▪	Western governmental actions in respect of critical minerals may affect the Company's business.

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.

▪	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts.

▪	If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting.

▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

▪	Failure to retain key officers, consultants and employees or to attract and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

▪	The Company is subject to currency fluctuation risks.

▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business financial condition and prospects.

▪	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result.

▪	If securities or analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline.

▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities.

▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term.

▪	The Company has a major shareholder which owns 43.01% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.

▪	As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States.

▪	The Company is governed by the Canada Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws.

▪	The Company is subject to risks associated with its information technology systems and cyber-security.

▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATES

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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